Exhibit 99.1

Americas Silver Corporation Provides an Update on Zone 120 Exploration Drilling

TORONTO--(BUSINESS WIRE)--February 26, 2018--Americas Silver Corporation (TSX: USA) (NYSE “American”: USAS) (“Americas Silver” or the “Company”) is pleased to provide an update of year to date exploration results at its 100% owned Zone 120 deposit, which is adjacent to the San Rafael mine and part of the Cosalá Operations property in Sinaloa, Mexico.

Highlights of the 2018 program include:

  Hole SR-402, with 16.91 meters grading 138 g/t Ag, 0.23 g/t Au and 0.43% Cu (204g/t AgEq)2
  Hole SR-409, with 2.0 meters grading 920 g/t Ag, 0.40 g/t Au and 2.36% Cu (1,218g/t AgEq)
  Hole SR-415 with 23.4 meters grading 259 g/t Ag, 0.40 g/t Au and 0.5% Cu (345g/t AgEq)
  Hole SR-415 with 7.2 meters grading 335 g/t Ag, 0.23 g/t Au and 0.55% Cu (413g/t AgEq)
  Hole SR-416 with 12.6 meters grading 119g/t Ag, 0.17g/t Au and 0.29% Cu (165g/t AgEq)
  Hole SR-417 with 21.7 meters grading 124g/t Ag, 0.21g/t Au and 0.34% Cu (178g/t AgEq)
  Hole SR-420 with 29.2 meters grading 115g/t Ag, 0.12g/t Au and 0.42% Cu (173g/t AgEq)

“Recent drilling continues to expand the footprint of Zone 120,” stated Darren Blasutti, President and CEO of Americas Silver Corporation. “These results have increased our confidence that Zone 120 will become an important part of the Company’s near-term future. We expect that evaluation of development scenarios will start immediately after all new drilling data has been incorporated into an improved mid-year resource estimate.”

2018 Zone 120 Exploration Interim Drilling Results

Exploration drilling ramped up in early January at the Cosalá Operations property and is expected to finish in mid-April 2018. Just over half of the initial 12,000 meter program has been completed and three rigs are currently active at the project site. Drilling has tested the northwest extension of known mineralization, provided in-fill data in support of an upcoming mid-year 2018 resource estimate update and tightened up drill spacing in the southeast end of known mineralization. Ongoing interpretation of the data indicates the presence of a significant mineralized system consisting of multiple lenses over mineable widths and strike lengths. The drilling in Q4, 2017 and 2018 year to date has extended the deposit both along strike and down-dip and it remains open in both directions. It has also extended the deposit by 150 metres in both length and width so that the mineralized footprint now covers an area of approximately 600 meters by 300 meters.

Table 1 presents the latest significant results received between January 1 and February 20, 2018. The Company expects to regularly release information as batches of samples are processed. Holes 402, 409, 410 and 415 were previously included in the January 29, 2018 press release. Data for holes SR-416, 417 and 420 are included in Table 1. A complete summary of the drill results can be found on the Company’s website at www.americassilvercorp.com.

_______________________________________________________

1 True Width
2 Silver Equivalent (AgEq) is calculated using prices of $18.00/oz Ag, $1,300/oz Au and $3.00/lb Cu

Table 1: Year to Date 2018 Drilling

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Ag Eq (g/t)
SR-416	175.0	188.0	13.0	12.6	0.17	119	0.29	165
Including	180.4	181.5	1.1	1.1	0.03	338	0.91	445
Including	184.5	185.4	0.9	0.9	0.53	336	0.62	445
SR-416	250.5	276.5	25.9	23.6	0.14	54	0.13	79
Including	258.3	259.3	0.9	0.9	0.08	100	0.33	143
Including	261.9	263.7	1.8	1.6	0.08	100	0.26	135
SR-416	279.9	285.1	5.2	5.1	0.15	71	0.19	103
SR-417	254.0	277.2	23.2	21.7	0.21	124	0.34	178
Including	261.7	262.9	1.2	1.2	0.82	686	1.83	953
Including	263.7	265.0	1.2	1.2	0.63	490	0.84	631
SR-417	293.6	300.2	6.5	6.1	0.24	199	0.45	268
Including	293.6	295.1	1.4	1.4	0.36	283	0.35	349
Including	297.9	299.3	1.3	1.3	0.29	352	1.05	492
SR-417	310.0	317.1	7.1	6.7	0.29	232	0.59	320
Including	316.1	317.1	1.0	1.0	0.76	740	1.54	971
SR-417	320.4	326.2	5.8	5.4	0.12	119	0.29	161
Including	323.5	324.9	1.3	1.3	0.26	315	0.66	409
SR-420	300.0	305.9	5.9	5.6	0.04	63	0.34	105
SR-420	385.4	416.8	31.3	29.3	0.12	115	0.42	173
Including	387.8	389.0	1.6	1.5	0.57	912	2.46	1,234

Holes 419, 421, 423, 424 and 425 have assays pending and are expected to be released in the next few weeks.

Figure 1: Year to Date 2018 Drilling

Zone 120 is hosted in a package of volcanically derived sedimentary rocks which also contain clasts of surrounding calcareous sediments. This package sits above a Cretaceous Batholith which represents a floor to potential mineralization. The volcanic package is intruded by a complex series of andesitic sills which occasionally cross stratigraphy on fractures, faults, or zones of weakness before continuing on bedding. Mineralization is in skarn and hornfels with skarn being the more productive alteration package. Mineralization is oriented parallel to bedding and consists of disseminated tetrahedrite/tennantite and chalcopyrite with significant concentrations of silver. Silicified hornfels and unaltered limestone create impermeable barriers to mineralization. Grade and width of mineralization is roughly correlated to the thickness and proximity to the late andesitic sills and dikes. A typical cross section is provided in Figure 2.

Figure 2: Typical Zone 120 Cross Section

334,100 E
2,709,400 N
B.L.
334,200 E
334,300 E
2,709,500 N
600 m
500 m
400 m
300 m
200 m
SR-420
SR-417
Tr
Dt
Ls
Ls
Di
Di
Di
Va2
Bx-Va2
Gd
1.30 m/ 0.20/ 21 / 0.01 / 0.52 / 1.86 / 36
2.75 m/ 0.05/ 39 / 0.30 / 0.14 / 0.05 / 76
1.55 m/ 0.03/ 40 / 0.08 / 0.25 / 0.60 / 51
3.25m/ 0.06/ 12 / 0.02 / 0.57 / 0.86 / 18
23.25 m/ 0.21/ 124 / 0.34 / 0.06 / 0.11 / 178
1.50m/ 0.02/ 33 / 0.15 / 0.07 / 0.35 / 52
5.95m/ 0.04/ 63 / 0.34 / 0.13 / 0.75 / 105
2.88 m/ 0.26/ 73 / 0.25 / 0.07 / 0.06 / 121
1.25m/ 0.03/ 76 / 0.41 / 0.37 / 0.60 / 125
2.15m/ 0.02/ 58 / 0.12 / 0.01 / 0.15 / 73
6.55 m/ 0.24/ 199 / 0.45 / 0.11 / 0.11 / 268
1.00 m/ 0.08/ 190 / 0.44 / 0.10 / 0.05 / 246
7.15 m/ 0.29/ 232 / 0.59 / 0.08 / 0.11 / 320
5.80 m/ 0.12/ 119 / 0.29 / 0.04 / 0.06 / 161
1.25 m/ 0.04/ 56 / 0.19 / 0.04 / 0.02 / 81
6.50m/ 0.02/ 43 / 0.18 / 0.02 / 0.09 / 65
2.00 m/ 0.03/ 95 / 0.17 / 0.19 / 0.05 / 117
7.60 m/ 0.02/ 58 / 0.09 / 0.14 / 0.05 / 70
TD:465.0 m
31.35m/ 0.12/ 115 / 0.42 / 0.01 / 0.20 / 173
TD:495.0 m

LEGEND

Alluvial
Rhyolitic Tuff
Dacitic Tuff
Andesitic Tuff
Cretaceous Tertiary Andesitic
Diorite
Skarn
Vulcanoarenite
Limestone
Granodiorite
Veinlets , diss
Manto
Fault
Roads
Claim
Portal
Old Drill Holes
2017 Drill Holes
2018 Drill Holes
2018 Drill Holes Proposal
MDA Resource 2017

Interval / Au - Ag g/t - Cu - Pb - Zn %

Intervals
>100 g/t AgEq
>60 g/t AgEq

1 — 1' Section Line
B.L Base Line

Americas SILVER CORPORATION

MINERA PLATTE RIVER GOLD S. DE R.C. DE C.V.

"SAN RAFAEL - 120 ZONE"

Escala: 1:2,500

0 25 50 meters

By. Edder Garcia January 2018

Cross Section 0

SR-417
SR-420

View To NW

Technical Information

Drill core samples are prepared at the Company’s secure facility in Cosalá, Sinaloa. Assaying was done by ALS Chemex Labs in Hermosillo, Mexico. The Company has a QA/QC program supervised by a Qualified Person.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational and development plans (including further exploration and development of Zone 120), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO